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                                                                    Exhibit 99.1





[LOGO APPEARS HERE]                             40 King Street West, 52nd Floor
                                                             Toronto, ON M5H 3Y2
                                                                 www.kinross.com
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
                                                         Toll Free: 866-561-3636




          PROVIDES STATUS UPDATE ON LATE FILING OF FINANCIAL STATEMENTS


NOVEMBER 25, 2005... TORONTO, ONTARIO - KINROSS GOLD CORPORATION ("KINROSS" OR THE "COMPANY") (TSX-K; NYSE-KGC). Pursuant to the alternative information guidelines of the Ontario Securities Commission ("OSC") Policy 57-603 and Canadian Securities Administrators Staff Notice 57-301, Kinross is providing bi-weekly updates to the market regarding the process relating to the preparation and filing of its financial statements and related matters, until such time as Kinross is current with its filing obligations under Canadian securities laws.

Kinross expects that next week it will file its audited financial statements for the year ended December 31, 2004 including the comparative audited restated financial statements for the year ended December 31, 2003 and its related management discussion and analysis. At the same time, Kinross will file its restated quarterly financial statements for 2004.

Kinross will then work to finalize and file its quarterly financial statements for 2005 and other required regulatory filings in order to bring the Company current.

Upon completing its audited financial statements, Kinross will be in a position to announce a date for its 2004 annual and special shareholders meeting. Kinross anticipates holding its shareholders meeting before the end of January 2006. Kinross will make an application to the Ontario Superior Court of Justice to obtain an extension to the previous order, obtained in June 2005, which required Kinross to hold its shareholders meeting by December 31, 2005.

We are issuing bi-weekly updates as to the status and timing which can be viewed on our website at www.kinross.com. The next update is scheduled for the week of December 5, 2005.

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For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL                         TRACEY M. THOM
SENIOR VICE PRESIDENT,                      DIRECTOR, INVESTOR RELATIONS
CORPORATE COMMUNICATIONS                    AND COMMUNICATIONS
Tel. (416) 365-7254                         Tel. (416) 365-1362